U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☐      Form 40-F       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                    .

SUBMITTED HEREWITH

Exhibit Number	Document

99.1	Management Proxy Circular dated March 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Corporate Secretary

Date:  November 2, 2009

Exhibit Index

Exhibit Number	Document

99.1	Management Proxy Circular dated March 17, 2009